EXHIBIT 99.6

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: (604) 669-4466
Fax: (604) 685-0395
www.deloitte.ca

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in this Annual Report on Form 40-F of our report dated March 15, 2006 relating to the consolidated financial statements of Northern Orion Resources Inc. for the year ended December 31, 2005 and to the reference to us under the heading “Interests of Experts” in the Renewal Annual Information Form dated March 29, 2006 filed and incorporated by reference in this Annual Report on Form 40-F.

Independent Registered Chartered Accountants
Vancouver, British Columbia, Canada
March 29, 2006